UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

Eaton Vance Floating-Rate Income Plus Fund
(Name of Issuer)

Common Stock
(Title of Class of Securities)

278284104
(CUSIP Number)

12/31/20
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to
which this Schedule is filed:
_X_	 Rule 13d-1(b)

__	 Rule 13d-1(c)

__	 Rule 13d-1(d)


CUSIP No.:  278284104


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Bulldog Investors LLP,

2. Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each reporting Person
With:
5. Sole Voting Power
4,162
6. Shared Voting Power
406,811
7. Sole Dispositive Power
4,162
8. Shared Dispositive Power
406,811

9. Aggregate Amount Beneficially Owned by Each Reporting Person
410,973 (footnote 1)


10. Check if the Aggregate Amount in Row ( 9 ) Excludes Certain
Shares (See Instructions)
N/A

11. Percent of Class Represented by Amount in Row ( 9 )
5.40%

12. Type of Reporting Person (See Instructions)
IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Phillip Goldstein


2. Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each reporting Person
With:
5. Sole Voting Power
4,162
6. Shared Voting Power
627,744
7. Sole Dispositive Power
4,162
8. Shared Dispositive Power
627,744

9. Aggregate Amount Beneficially Owned by Each Reporting Person
631,906 (footnote 1)


10. Check if the Aggregate Amount in Row ( 9 ) Excludes Certain
Shares (See Instructions)
N/A

11. Percent of Class Represented by Amount in Row ( 9 )
8.31%


12. Type of Reporting Person (See Instructions)
IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Andrew Dakos

2. Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each reporting Person
With:
5. Sole Voting Power
4,162
6. Shared Voting Power
627,744
7. Sole Dispositive Power
4,162
8. Shared Dispositive Power
627,744

9. Aggregate Amount Beneficially Owned by Each Reporting Person
631,906 (footnote 1)


10. Check if the Aggregate Amount in Row ( 9 ) Excludes Certain
Shares (See Instructions)
N/A

11. Percent of Class Represented by Amount in Row ( 9 )
8.31%


12. Type of Reporting Person (See Instructions)
IN



Item 1.
(a) The Name of the Issuer is:
Eaton Vance Floating-Rate Income Plus Fund

(b) The Address of the Issuer's Principal Executive Office is:

TWO INTERNATIONAL PLACE
BOSTON MA 02110


Item 2.
(a) The names of the Persons Filing are:
Bulldog Investors LLP, Phillip Goldstein and Andrew Dakos


(b) The address of principal place of business and principal office is:
Park 80 West, 250 Pehle Ave. Suite 708
Saddle Brook, NJ 07663

(c) Citizenship or Place of Organization: Delaware


(d) Title of Class of Securities: Common Stock

(e) CUSIP Number:  278284104

Item 3.
This statement is filed pursuant to 240.13d-1(b). The person filing is:
(e) An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).



Item 4.
(a) Amount beneficially owned: 410,973
(b) Percent of class: 5.40%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 4,162
(ii) Shared power to vote or to direct the vote: 406,811
(iii) Sole power to dispose or to direct the disposition of: 4,162
(iv) Shared power to dispose or to direct the disposition of: 406,811

Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ____.

Item 6. Ownership of More than Five Percent on Behalf of Another
Person.
Clients of Bulldog Investors, LLP, and other accounts for which Messrs. Dakos and Goldstein are deemed to be the beneficial owners, are entitled to receive dividends and sales proceeds.

Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security being Reported on by the Parent
Holding Company.
Not applicable.

Item 8. Identification and Classification of Members of the Group.

As per the N-CSRS filing on 01/26/21, there were 7,606,422 shares of common stock outstanding as of 11/30/20. The percentages set forth herein were derived using such number. Phillip Goldstein and Andrew Dakos own Bulldog Investors, LLP, a registered investment adviser.
As of December 31, 2020 Bulldog Investors, LLP is deemed to be the beneficial owner of 410,973 shares of EFF by virtue of Bulldog Investors, LLP's power to direct the vote of, and dispose of, these shares. These 410,973 shares of EFF include
4,162 shares (representing 0.05% of EFF's outstanding shares) that are beneficially owned by accounts in which certain principals of Bulldog Investors have a beneficial interest.
All other shares included in the aforementioned 410,973 shares of EFF owned by Bulldog Investors, LLP (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLP who are not members of any group. The total number of these "non-group" shares is 406,811 shares (representing 5.35% of EFF's outstanding shares).

As of December 31, 2020, each of Messrs. Goldstein and Dakos is deemed to be the beneficial owner of 631,906 shares of EFF (representing
8.31% of EFF's outstanding shares) by virtue of their power to direct the vote of, and dispose of, these shares.


Item 9. Notice of Dissolution of Group.
Not applicable.

Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



By:  	/s/
Name:  	Phillip Goldstein
Title:  Principal, Bulldog Investors LLP
Date:  	February 12, 2021
By:  	/s/
Name:  	Andrew Dakos
Title: 	Principal, Bulldog Investors LLP
Date:   February 12, 2021


Bulldog Investors, LLP
By: /s/ Andrew Dakos
Andrew Dakos, Partner
Date:   February 12, 2021

Footnote 1: The reporting persons disclaim beneficial ownership
	    except to the extent of any pecuniary interest therein.

E